

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Craig C. Bram
President and Chief Executive Officer
Synalloy Corporation
775 Spartan Blvd., Suite 102
P.O. Box 5627
Spartanburg, SC 29304

> **Re:** **Synalloy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 19, 2015**
> **File No. 333-204850**
> **Form 10-K for Fiscal Year Ended January 3, 2015**
> **Filed March 17, 2015**
> **File No. 000-19687**
> **Form 10-Q for Fiscal Quarter Ended July 4, 2015**
> **Filed August 11, 2015**
> **File No. 000-19687**
> **Form 10-Q for Fiscal Quarter Ended October 3, 2015**
> **Filed November 12, 2015**
> **File No. 000-19687**

Dear Mr. Bram:

We have reviewed the above-captioned filings and your letter of correspondence dated December 10, 2015 and have the following comment.

<u>Synalloy Corporation Form 10-K for Fiscal Year Ended January 3, 2015</u>

<u>Note 13: Industry Segments, page 46</u>

1. Based on your response to comment 2 in our letter dated October 8, 2015, as well as the information you provided in our telephone conversation on November 6, 2015, it does not appear that the products offered by Palmer are similar to the products offered by BRISMET and Specialty. As such, please expand your disclosures to provide the required disclosures under ASC 280-10-50-40.

You may contact Ameen Hamady (Staff Accountant) at 202-551-3891 or Jeanne Baker (Staff Accountant) at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc:
    Scott H. Richter
    LeClairRyan